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                                             Filer: Life Sciences Research, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Huntingdon Life Sciences Group plc
                                                 Commission File No. 001-10173

A. US Press Release

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PRESS RELEASE                                 HUNTINGDON LIFE SCIENCES GROUP PLC
                                                   (NASDAQ OTCBB: HTDLY/SEAQ:HTD
                                             Woolley Road, Alconbury, Huntingdon
                                                         Cambs PE28 4HS, England

                                                    LIFE SCIENCES RESEARCH, INC.
                                               PMB #251, 211 East Lombard Street
                                                  Baltimore, Maryland 21202-6102

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                                                  For Further Information:
                                                  Richard Michaelson
                                                  Phone: UK: +44 (0) 1480 892194
                                                         US: +1 (201) 525-1819
                                                  e-mail: HuntingdonLS@aol.com

NOVEMBER 14, 2001

  LIFE SCIENCE RESEARCH, INC. ("LSR") ANNOUNCES EXTENSION OF RECOMMENDED OFFER
             FOR HUNTINGDON LIFE SCIENCES GROUP PLC ("HUNTINGDON")

On 16 October 2001, a recommended offer was made by LSR for the entire issued share capital of Huntingdon (the "Offer"), as set out in the Offer Document of that date.

LSR announces that it is extending the initial offer period until 3.00 p.m. (London time), 10.00 am (New York City time) on 28 November 2001, during which the Offer remains open for acceptance and withdrawal rights will continue to apply. The Offer remains subject to satisfaction of certain conditions, including compliance with US securities laws. The Offer cannot be declared unconditional until all the conditions have been satisfied or waived.

LSR announces that as at 3.00 p.m. (London time), 10.00 am (New York City time) on 13 November 2001, it had received acceptances in respect of a total of 181,898,254 Huntingdon Shares, representing approximately 62.0 percent of the existing issued ordinary share capital of Huntingdon.

Additional Information

On 9 October 2001, LSR issued warrants to Stephens Group Inc to purchase an aggregate of 704,424 shares of LSR Voting Common Stock at a purchase price of US$1.50 per share. In addition, subject to compliance with their fiduciary duties, the Huntingdon Directors who will constitute the entire LSR Board once the Offer becomes, or is declared unconditional in all respects, intend to submit a proposal at the next LSR stockholder meeting to issue warrants to Focused Healthcare Partners LLC (a company connected with certain directors) to purchase an aggregate of 410,914 shares of LSR Voting Common Stock at the same purchase price.

The acceptances include all acceptances received from the Huntingdon Directors that had irrevocably undertaken to accept the Offer. Save as disclosed, neither LSR, nor the director of LSR, nor, so far as LSR is aware, any person deemed to be acting in concert with it, owns or controls any Huntingdon Securities or has any option to acquire any Huntingdon Securities, or has entered into any derivative referenced to securities of Huntingdon which remain outstanding.

Words and expressions in this announcement have the same meaning as they have in the Offer Document dated 16 October 2001.

ENQUIRIES:

Andrew Baker                Huntingdon Life Sciences     By phone:       UK: + 44 (0)1480 892194
Richard Michaelson          Group plc                                    US: + 1 (201) 525 1819

                                                         By e-mail:      HuntingdonLS@aol.com

The director of LSR accepts responsibility for the information contained in this announcement. To the best of the knowledge and belief of the director of LSR (who has taken all reasonable care to ensure such is the case), the information contained herein for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer of any securities for sale or an offer or an invitation to purchase any securities. HUNTINGDON SECURITYHOLDERS SHOULD READ THE OFFER DOCUMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

HUNTINGDON SECURITYHOLDERS SHOULD READ THE FOLLOWING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS REGARDING THE OFFER (DESCRIBED ABOVE) WHICH HAVE BEEN FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

     - LSR's preliminary offer document, any supplement thereto, the final offer document and exchange offer materials.

     - LSR's Registration Statement on Form S-4 and Schedule TO, as amended, containing or incorporating by reference such documents and other information.

     -    Huntingdon's Solicitation/Recommendation on Schedule 14D-9.

When these and other documents are filed with the SEC, they may be obtained free of charge through the SEC's website at http//www.sec.gov. Interested parties may read and copy any reports, statements and other information filed by Huntingdon and LSR at the US SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at +1-(800)-732-0330 for further information on public reference rooms. If you are a Huntingdon Securityholder you may also obtain free of charge each of these documents (when available) from Huntingdon by directing your request in writing to PO Box 353, Alconbury, Huntingdon, Cambridgeshire, PE28 4BR, England.

Life Sciences Research, Inc is incorporated in Maryland, US and has been established solely for the purposes of making the Offer.

This announcement contains statements that may be forward-looking as defined by the US's Private Litigation Reform Act of 1995. These statements are based largely on Huntingdon's expectations and are subject to a number of risks and uncertainties, certain of which are beyond Huntingdon's control, as more fully described in Huntingdon's Form 10-K for the year ended December 31, 2000, as filed with the US Securities and Exchange Commission.

                                 * * * end * * *

B.  UK Press Release

     Not for release, publication or distribution in, into or from Canada, Australia or Japan

  LIFE SCIENCE RESEARCH, INC. ("LSR") ANNOUNCES EXTENSION OF RECOMMENDED OFFER
             FOR HUNTINGDON LIFE SCIENCES GROUP PLC ("HUNTINGDON")

On 16 October 2001, a recommended offer was made by LSR for the entire issued share capital of Huntingdon (the "Offer"), as set out in the Offer Document of that date.

LSR announces that it is extending the initial offer period, when the Offer remains open for acceptance and withdrawal rights will continue to apply, until
3.00 p.m. (London time), 10.00 am (New York City time) on 28 November 2001. The Offer remains subject to satisfaction of certain conditions, including compliance with US securities laws. The Offer cannot be declared unconditional until all the conditions have been satisfied or waived.

LSR announces that as at 3.00 p.m. (London time), 10.00 am (New York City time) on 13 November 2001, it had received acceptances in respect of a total of 181,898,254 Huntingdon Shares, representing approximately 62.0 per cent. of the existing issued ordinary share capital of Huntingdon.

Additional Information

On 9 October 2001, LSR issued warrants to Stephens Group Inc to purchase an aggregate of 704,424 shares of LSR Voting Common Stock at a purchase price of US$1.50 per share. In addition, subject to compliance with their fiduciary duties, the Huntingdon Directors who will constitute the entire LSR Board once the Offer becomes, or is declared unconditional in all respects, intend to submit a proposal at the next LSR stockholder meeting to issue warrants to Focused Healthcare Partners LLC (a company connected with certain directors) to purchase an aggregate of 410,914 shares of LSR Voting Common Stock at the same purchase price.

The acceptances include all acceptances received from the Huntingdon Directors that had irrevocably undertaken to accept the Offer. Save as disclosed, neither LSR, nor the director of LSR, nor, so far as LSR is aware, any person deemed to be acting in concert with it, owns or controls any Huntingdon Securities or has any option to acquire any Huntingdon Securities, or has entered into any derivative referenced to securities of Huntingdon which remain outstanding.

Words and expressions in this announcement have the same meaning as they have in the Offer Document dated 16 October 2001.

ENQUIRIES:

Andrew Baker                Huntingdon Life Sciences     By phone:       UK: + 44 (0)1480 892194
Richard Michaelson          Group plc                                    US: + 1 (201) 525 1819

                                                         By e-mail:      HuntingdonLS@aol.com

The director of LSR accepts responsibility for the information contained in this announcement. To the best of the knowledge and belief of the director of LSR (who has taken all reasonable care to ensure such is the case), the information contained herein for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer of any securities for sale or an offer or an invitation to purchase any securities. HUNTINGDON SECURITYHOLDERS SHOULD READ THE OFFER DOCUMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

HUNTINGDON SECURITYHOLDERS SHOULD READ THE FOLLOWING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS REGARDING THE OFFER (DESCRIBED ABOVE) WHICH HAVE BEEN FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

     - LSR's preliminary offer document, any supplement thereto, the final offer document and exchange offer materials.

     - LSR's Registration Statement on Form S-4 and Schedule TO, as amended, containing or incorporating by reference such documents and other information.

     -    Huntingdon's Solicitation/Recommendation on Schedule 14D-9.

When these and other documents are filed with the SEC, they may be obtained free of charge through the SEC's website at http//www.sec.gov. Interested parties may read and copy any reports, statements and other information filed by Huntingdon and LSR at the US SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at +1-(800)-732-0330 for further information on public reference rooms. If you are a Huntingdon Securityholder you may also obtain free of charge each of these documents (when available) from Huntingdon by directing your request in writing to PO Box 353, Alconbury, Huntingdon, Cambridgeshire, PE28 4BR, England.